

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

November 22, 2017

<u>Via E-mail</u>
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company and Lamar Media Corp.
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

    **Re: Lamar Advertising Company
            Lamar Media Corp.
            Form 10-K for the fiscal year ended December 31, 2016
            Filed February 24, 2017
            File Nos. 001-36756 and 001-12407**

Dear Mr. Istre:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Eric McPhee

                     Eric McPhee
                     Senior Staff Accountant
                     Office of Real Estate and
                     Commodities